

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2021

Hudson La Force
Chief Executive Officer
W.R. Grace & Co.
7500 Grace Drive
Columbia, Maryland 21044

> **Re: W.R. Grace & Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 24, 2021**
> **File No. 001-13953**

Dear Mr. La Force:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Stagliano, Esq.